UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 28, 2019
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
 (Registrant)

Date: May 28, 2019
By:
/s/ Lara J. Warner
Lara J. Warner
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

Credit Suisse Group AG

CREDIT SUISSE

Pillar 3 and regulatory disclosures

1Q19

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.
Rounding differences may occur within the tables.

Pillar 3 and regulatory disclosures 1Q19
Credit Suisse Group AG

Introduction
Swiss capital requirements
Risk-weighted assets
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of March 31, 2019 for the Group is based on the revised Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA) on July 16, 2018. The revised FINMA circular includes the implementation of the revised Pillar 3 disclosure requirements issued by the Basel Committee on Banking Supervision (BCBS) in March 2017 and requires banks to gradually implement the new requirements from December 31, 2018 onwards.
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q18, the Credit Suisse Annual Report 2018 and the Credit Suisse Financial Report 1Q19, which includes important information on regulatory capital and risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
> Refer to “Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q18” under credit-suisse.com/regulatorydisclosures for the annual qualitative disclosures required by the FINMA circular.
The highest consolidated entity in the Group to which the FINMA circular applies is Credit Suisse Group.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features of regulatory capital instruments and total loss-absorbing capacity (TLAC)-eligible instruments that form part of the eligible capital base and TLAC resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.

Swiss capital requirements
FINMA requires the Group to fully comply with the special requirements for systemically important financial institutions operating internationally. The following tables show the Swiss capital and leverage requirements and metrics as required by FINMA.
> Refer to “Swiss requirements” (pages 50 to 51) and “Swiss metrics” (pages 58 to 59) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 1Q19 for further information on general Swiss requirements and the related metrics.
Swiss capital requirements and metrics
	Phase-in				Look-through
end of 1Q19	CHF million		in % of RWA		CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	290,729		–		290,729	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total	40,323		13.870		42,416	14.590
of which CET1: minimum	14,246		4.9		13,083	4.5
of which CET1: buffer	13,897		4.78		15,990	5.5
of which CET1: countercyclical buffers	842		0.29		842	0.29
of which additional tier 1: minimum	9,013		3.1		10,176	3.5
of which additional tier 1: buffer	2,326		0.8		2,326	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	50,434		17.347		46,897	16.131
of which CET1 capital [2]	36,422		12.528		36,422	12.528
of which additional tier 1 high-trigger capital instruments	5,751		1.978		5,751	1.978
of which additional tier 1 low-trigger capital instruments [3]	4,724		1.625		4,724	1.625
of which tier 2 low-trigger capital instruments [4]	3,537		1.217		–	–
Risk-based requirement for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total according to size and market share	33,725	[5]	11.6	[5]	41,574	14.3
Reductions due to rebates in accordance with article 133 of the CAO	(5,396)		(1.856)		(6,652)	(2.288)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	–		–		(1,768)	(0.608)
Total, net	28,329		9.744		33,154	11.404
Eligible additional total loss-absorbing capacity (gone-concern)
Total	36,466		12.543		39,495	13.585
of which bail-in instruments	35,435		12.188		35,435	12.188
of which tier 2 low-trigger capital instruments	523		0.18		4,060	1.396
of which non-Basel III-compliant tier 2 capital	508	[6]	0.175		–	–
Rounding differences may occur.
1 Excludes tier 1 capital which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 10.52%, or CHF 30,585 million, and a surcharge of 1.08%, or CHF 3,140 million.
6
Non-Basel III-compliant tier 2 capital instruments are subject to phase-out requirements. The amount includes the amortization component of CHF 138 million and the unamortized component of CHF 370 million.

Swiss leverage requirements and metrics
	Phase-in				Look-through
end of 1Q19	CHF million		in % of LRD		CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	901,814		–		901,814	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total	40,582		4.5		45,091	5.0
of which CET1: minimum	15,331		1.7		13,527	1.5
of which CET1: buffer	13,527		1.5		18,037	2.0
of which additional tier 1: minimum	11,724		1.3		13,527	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	50,434		5.593		46,897	5.2
of which CET1 capital [2]	36,422		4.039		36,422	4.039
of which additional tier 1 high-trigger capital instruments	5,751		0.638		5,751	0.638
of which additional tier 1 low-trigger capital instruments [3]	4,724		0.524		4,724	0.524
of which tier 2 low-trigger capital instruments [4]	3,537		0.392		–	–
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss leverage ratio
Total according to size and market share	36,073	[5]	4.0	[5]	45,091	5.0
Reductions due to rebates in accordance with article 133 of the CAO	(5,772)		(0.64)		(7,215)	(0.8)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	–		–		(1,769)	(0.196)
Total, net	30,301		3.36		36,107	4.004
Eligible additional total loss-absorbing capacity (gone-concern)
Total	36,466		4.044		39,495	4.379
of which bail-in instruments	35,435		3.929		35,435	3.929
of which tier 2 low-trigger capital instruments	523		0.058		4,060	0.45
of which non-Basel III-compliant tier 2 capital	508	[6]	0.056		–	–
Rounding differences may occur.
1 Excludes tier 1 capital which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital which is used to fulfill gone-concern requirements.

If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 3.625%, or CHF 32,691 million, and a surcharge of 0.375%, or CHF 3,382 million.
6
Non-Basel III-compliant tier 2 capital instruments are subject to phase-out requirements. The amount includes the amortization component of CHF 138 million and the unamortized component of CHF 370 million.

Risk-weighted assets
Overview
With the adoption of the revised FINMA circular risk-weighted assets (RWA) presented in this report are based on the Swiss capital requirements.
> Refer to “Swiss requirements” (pages 50 to 51) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – in the Credit Suisse Financial Report 1Q19 for further information on Swiss capital requirements.
The following table provides an overview of total Swiss RWA forming the denominator of the risk-based capital requirements.
RWA of CHF 290.7 billion as of the end of 1Q19 increased slightly compared to the end of 4Q18, mainly resulting from increases resulting from methodology and policy changes, external model and parameter updates and movements in risk levels, all mainly in credit risk, and a positive foreign exchange impact. These increases were partially offset by decreases relating to movements in risk levels, mainly in market risk, and internal model and parameter updates, mainly in operational risk and market risk.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented below.
> Refer to “Risk-weighted assets” (pages 54 to 56) in II – Treasury, risk, balance sheet and off-balance sheet – Capital Management in the Credit Suisse Financial Report 1Q19 for further information on movements in risk-weighted assets in 1Q19.
OV1 – Overview of Swiss risk-weighted assets and capital requirements
	Risk-weighted assets		Capital requirement	[1]
end of	1Q19	4Q18	1Q19
CHF million
Credit risk (excluding counterparty credit risk)	146,010	139,867	11,681
of which standardized approach (SA)	22,613	13,190	1,809
of which supervisory slotting approach	2,671	2,403	214
of which advanced internal rating-based (A-IRB) approach	120,726	124,274	9,658
Counterparty credit risk	18,939	17,613	1,515
of which standardized approach for counterparty credit risk (SA-CCR) [2]	2,781	2,559	222
of which internal model method (IMM)	15,133	14,086	1,211
of which other counterparty credit risk [3]	1,025	968	82
Credit valuation adjustments (CVA)	5,996	5,743	480
Equity positions in the banking book under the simple risk weight approach	8,458	8,378	676
Settlement risk	129	259	10
Securitization exposures in the banking book	13,040	12,541	1,043
of which securitization internal ratings-based approach (SEC-IRBA)	6,627	6,915	530
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	1,530	1,727	122
of which securitization standardized approach (SEC-SA)	4,883	3,899	391
Market risk	16,523	18,643	1,322
of which standardized approach (SA)	2,514	2,393	201
of which internal model approach (IMA)	14,009	16,250	1,121
Operational risk (AMA)	70,475	71,040	5,638
Amounts below the thresholds for deduction (subject to 250% risk weight)	11,159	11,109	893
Total	290,729	285,193	23,258
1 Calculated as 8% of risk-weighted assets based on total capital minimum requirements excluding capital conservation buffer and G-SIB buffer requirements.
2 Calculated under the current exposure method.
3 Includes RWA for contributions to the default fund of a central counterparty and loans hedged by centrally cleared CDS. Prior period has been reclassified to conform to the current presentation.

Risk-weighted assets flow statements
Credit risk and counterparty credit risk
The following table presents the definitions of the RWA flow statements components for credit risk and CCR.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes on the portfolio size arising in the ordinary course of business (including new businesses). Asset size also includes movements arising from the application of the comprehensive approach with regards to the treatment of financial collateral.
Asset quality/Credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Credit risk RWA movements
The following table presents the 1Q19 flow statement explaining the variations in the credit risk RWA determined under an IRB approach.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
1Q19	RWA
CHF million
Risk-weighted assets at beginning of period	126,677
Asset size	(2,848)
Asset quality	871
Model and parameter updates	(2,100)
Methodology and policy changes	0
Foreign exchange impact	797
Risk-weighted assets at end of period	123,397
Includes RWA related to the A-IRB approach and supervisory slotting approach.
Credit risk RWA under IRB decreased CHF 3.3 billion to CHF 123.4 billion as of the end of 1Q19 compared to CHF 126.7 billion as of the end of 4Q18, primarily driven by decreases relating to movements in risk levels, mainly attributable to asset size, and decreases resulting from model and parameter updates, partially offset by a positive foreign exchange impact.
The decrease in risk levels attributable to asset size was mainly driven by decreases in lending risk exposures. The decrease in model and parameter updates primarily reflected RWA of CHF 3.5 billion which have previously been captured under the IRB approach but are now included under the standardized approach. The decrease was partially offset by a mandated adjustment relating to residential real estate loans, an additional phase-in of the multiplier on income producing real estate (IPRE) and non-IPRE exposures, and an additional phase-in of a multiplier on certain investment banking corporate exposures.
Counterparty credit risk RWA movements
The following table presents the 1Q19 flow statement explaining changes in CCR RWA determined under the Internal Model Method (IMM) for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
1Q19	RWA
CHF million
Risk-weighted assets at beginning of period	14,086
Asset size	610
Credit quality of counterparties	(63)
Model and parameter updates	365
Foreign exchange impact	135
Risk-weighted assets at end of period	15,133
CCR RWA under IMM of CHF 15.1 billion increased 7% compared to the end of 4Q18, primarily driven by increases relating to movements in risk levels, mainly attributable to asset size, and increases resulting from model and parameter updates.

Market risk
The following table presents the definitions of the RWA flow statements components for market risk.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous/current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous/current quarters end (end of day)	For a given component (e.g. VaR) it refers to the RWA that would be computed if the snapshot quarter end figure of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Market risk RWA movements
The following table presents the 1Q19 flow statement explaining variations in the market risk RWA determined under an internal model approach (IMA).
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
1Q19	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total RWA
CHF million
Risk-weighted assets at beginning of period	3,476	5,767	1,141	5,866		16,250
Regulatory adjustment	1,044	484	(269)	(94)		1,165
Risk-weighted assets at beginning of period (end of day)	4,520	6,251	872	5,772		17,415
Movement in risk levels	(1,232)	(1,973)	29	(594)		(3,770)
Model and parameter updates	(405)	11	0	(99)		(493)
Foreign exchange impact	40	63	13	63		179
Risk-weighted assets at end of period (end of day)	2,923	4,352	914	5,142		13,331
Regulatory adjustment	38	72	257	311		678
Risk-weighted assets at end of period	2,961	4,424	1,171	5,453		14,009
1 Risks not in VaR.
Market risk RWA under an IMA of CHF 14.0 billion decreased 14% compared to the end of 4Q18, primarily due to the reduction in stressed and regulatory value-at-risk (VaR), driven by movements in risk levels.

Additional regulatory disclosures
Key prudential metrics
Most line items in the following table reflects the view as if the Group was not a systemically important financial institution.
KM1 - Key metrics
end of	1Q19	4Q18
Capital (CHF million)
Swiss CET1 capital	36,422	35,719
Swiss tier 1 capital	46,897	45,935
Swiss total eligible capital	50,804	50,134
Minimum capital requirement (8% of Swiss risk-weighted assets) [1]	23,258	22,815
Risk-weighted assets (CHF million)
Swiss risk-weighted assets	290,729	285,193
Risk-based capital ratios as a percentage of risk-weighted assets (%)
Swiss CET1 capital ratio	12.5	12.5
Swiss tier 1 capital ratio	16.1	16.1
Swiss total capital ratio	17.5	17.6
BIS CET1 buffer requirements (%) [2]
Capital conservation buffer	2.5	1.875
Extended countercyclical buffer	0.102	0.09
Progressive buffer for G-SIB and/or D-SIB	1.0	1.125
Total BIS CET1 buffer requirement	3.602	3.09
CET1 capital available after meeting the bank's minimum capital requirements [3]	8.0	8.0
Basel III leverage ratio (CHF million)
Leverage exposure	901,814	881,386
Basel III leverage ratio (%)	5.2	5.2
Liquidity coverage ratio (CHF million)
Numerator: total high quality liquid assets	161,401	161,231
Denominator: net cash outflows	84,505	87,811
Liquidity coverage ratio (%) [4]	191	184
The new current expected credit loss (CECL) model under US GAAP will become effective for Credit Suisse as of January 1, 2020.
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding the BIS CET1 buffer requirements.
2 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
3 Reflects the CET1 capital ratio of 12.5%, less the BIS minimum CET1 ratio requirement of 4.5%.
4 Calculated using a three-month average, which is calculated on a daily basis.
> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
> Refer to “Swiss metrics” (pages 58 to 59) and “Risk-weighted assets” (pages 54 to 56) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 1Q19 for further information on movements in capital, capital ratios, risk-weighted assets and leverage ratios.
> Refer to “Liquidity coverage ratio” (pages 47 to 48) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Financial Report 1Q19 for further information on movements in liquidity coverage ratio.
> Refer to “Swiss requirements” (pages 50 to 51) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 1Q19 for further information on additional CET1 buffer requirements.

The following table provides information about TLAC available and TLAC requirements applied at the resolution group level which is defined as the Credit Suisse Group AG consolidated level.
KM2 - Key metrics - TLAC requirements (at resolution group level)
end of	1Q19
CHF million, except where indicated
TLAC available	86,900
Swiss risk-weighted assets	290,729
TLAC as a percentage of risk-weigthed assets (%)	29.9
Leverage ratio exposure measure	901,814
TLAC as a percentage of leverage ratio exposure measure (%)	9.6
Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with Excluded Liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with Excluded Liabilities and that would be recognized as external TLAC if no cap was applied (%)	N/A - refer to our response above

Leverage metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (pages 56 to 57) and “Swiss metrics” (pages 58 to 59) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 1Q19 for further information on leverage metrics, including the calculation methodology and movements in leverage exposures.
LR1 - Summary comparison of accounting assets vs leverage ratio exposure
end of	1Q19
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	793,636
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(13,280)
Adjustments for derivatives financial instruments	75,806
Adjustments for SFTs (i.e. repos and similar secured lending)	(40,169)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	85,821
Total leverage exposure	901,814
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

LR2 - Leverage ratio common disclosure template
end of	1Q19
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	588,556
Asset amounts deducted from Basel III tier 1 capital	(8,967)
Total on-balance sheet exposures	579,589
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	24,479
Add-on amounts for PFE associated with all derivatives transactions	76,418
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	18,524
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(17,499)
Exempted CCP leg of client-cleared trade exposures	(15,123)
Adjusted effective notional amount of all written credit derivatives	213,197
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(205,751)
Derivative Exposures	94,245
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	150,333
Netted amounts of cash payables and cash receivables of gross SFT assets	(17,478)
Counterparty credit risk exposure for SFT assets	11,568
Agent transaction exposures	(2,265)
Securities financing transaction exposures	142,158
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	261,644
Adjustments for conversion to credit equivalent amounts	(175,822)
Other off-balance sheet exposures	85,822
Swiss tier 1 capital (CHF million)
Swiss tier 1 capital	46,897
Leverage exposure (CHF million)
Total leverage exposure	901,814
Leverage ratio (%)
Basel III leverage ratio	5.2

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which, beginning in 1Q17, is measured using daily calculations during the quarter rather than the month-end metrics used before. This change in the LCR averaging methodology resulted from updated FINMA requirements that became effective January 1, 2018.
> Refer to “Liquidity metrics” (pages 47 to 48) and “Funding sources” (pages 48 to 49) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Financial Report 1Q19 for further information on the Group’s liquidity coverage ratio including high quality liquid assets, liquidity pool and funding sources.
LIQ1 - Liquidity coverage ratio
end of 1Q19	Unweighted value	[1]	Weighted value	[2]
High Quality Liquid Assets (CHF million)
High quality liquid assets	–		161,401
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	160,529		20,775
of which less stable deposits	160,529		20,775
Unsecured wholesale funding	222,181		89,051
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	38,673		9,668
of which non-operational deposits (all counterparties)	110,197		63,513
of which unsecured debt	15,532		15,532
Secured wholesale funding	–		53,940
Additional requirements	166,567		36,562
of which outflows related to derivative exposures and other collateral requirements	56,603		14,060
of which outflows related to loss of funding on debt products	1,982		1,982
of which credit and liquidity facilities	107,982		20,520
Other contractual funding obligations	56,811		56,811
Other contingent funding obligations	208,715		5,168
Total cash outflows	–		262,307
Cash inflows (CHF million)
Secured lending	128,386		86,165
Inflows from fully performing exposures	68,058		33,006
Other cash inflows	58,631		58,631
Total cash inflows	255,075		177,802
Liquidity cover ratio
High quality liquid assets (CHF million)	–		161,401
Net cash outflows (CHF million)	–		84,505
Liquidity coverage ratio (%)	–		191
Calculated based on an average of 63 data points in 1Q19.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high quality liquid assets or inflow and outflow rates.

List of abbreviations
A
A-IRB	Advanced-Internal Ratings-Based Approach
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BFI	Banking, financial and insurance
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCP	Central counterparties
CCR	Counterparty credit risk
CDS	Credit default swap
CET1	Common equity tier 1
D
D-SIB	Domestic systemically important banks
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important banks
I
IAA	Internal Assessment Approach
IMA	Internal Models Approach
IMM	Internal Models Method
IPRE	Income producing real estate
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LRD	Leverage ratio denominator
P
PFE	Potential future exposure
R
RNIV	Risks not in value-at-risk
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SEC-ERBA	Securitization External Ratings-Based Approach
SEC-IRBA	Securitization Internal Ratings-Based Approach
SEC-SA	Securitization Standardized Approach
SFT	Securities Financing Transactions
T
TLAC	Total loss absorbing capacity
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets and financial goals;
■ the ability of counterparties to meet their obligations to us;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political and social developments, including war, civil unrest or terrorist activity;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com